ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman

Re:	TCV Acquisition Corp. Registration Statement on Form S-1 Filed March 19, 2021 File No. 333-254505

Ladies and Gentlemen:

On behalf of TCV Acquisition Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are publicly filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement on Form S-1 made in response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 29, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comment contained in the Comment Letter is reproduced below in italics and the corresponding response is shown below the comment.  All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	March 29, 2021

Registration Statement on Form S-1

Risk Factors, page 29

1.
Please add a risk factor discussing that unlike most special purpose acquisition companies, investors in this offering will not receive any warrants. Discuss that investors will be losing potential benefits like the ability to retain a warrant even if they choose to sell or redeem their shares prior to a business combination.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has included risk factors pertaining to these matters on page 45 of the Amended Registration Statement.

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Securities and Exchange Commission	- 3 -	March 29, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp

Paul D. Tropp

cc:	Frederic Fenton (TCV Acquisition Corp.)